SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                              ---------------

                               SCHEDULE 13D/A
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                  PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                  THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 1)


                               ODWALLA, INC.
                               --------------
                              (Name of Issuer)

                         Common Stock, No Par Value
                        ----------------------------
                       (Title of Class of Securities)

                                 575111107
                                -----------
                               (CUSIP Number)



                               Ellis B. Jones
                       Cypress Capital Advisors, LLC
                  1301 Avenue of the Americas, 44th Floor
                          New York, New York 10019
                         Telephone: (212) 702-5600
                        ---------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              January 3, 2001
                             -----------------
          (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


                      (Continued on following pages)

                           (Page 1 of 12 Pages)



CUSIP NO.  575111107                    13D                  PAGE 2 OF 12 PAGES
-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Bruce Wasserstein
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) |X|
                                                                  (b) |_|
-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS

             N/A
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                               |_|

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware, U.S.A.
-------------------------------------------------------------------------------

    NUMBER OF     7     SOLE VOTING POWER
     SHARES
  BENEFICIALLY                    0
    OWNED BY      -------------------------------------------------------------
      EACH        8     SHARED VOTING POWER
    REPORTING
   PERSON WITH              800,641
                  -------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                                  0
                  -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                            800,641
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            800,641
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      |_|

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.3%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

            IN
-------------------------------------------------------------------------------



CUSIP NO.  575111107                    13D                  PAGE 3 OF 12 PAGES
-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Cypress Capital Advisors, LLC
            13-4148965
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) |X|
                                                                  (b) |_|
-------------------------------------------------------------------------------
3     SEC USE ONLY


-------------------------------------------------------------------------------
4     SOURCE OF FUNDS

            N/A
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware, U.S.A.
-------------------------------------------------------------------------------

    NUMBER OF     7     SOLE VOTING POWER
     SHARES
  BENEFICIALLY                    0
    OWNED BY      -------------------------------------------------------------
      EACH        8     SHARED VOTING POWER
    REPORTING
   PERSON WITH              800,641
                  -------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                                  0
                  -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                            800,641
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            800,641
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       |_|

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.3%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

            OO
-------------------------------------------------------------------------------



CUSIP NO.  575111107                    13D                  PAGE 4 OF 12 PAGES
-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Cypress Capital Assets, LP
            13-4149894
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) |X|
                                                                  (b) |_|
-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS

            N/A
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware, U.S.A.
-------------------------------------------------------------------------------
    NUMBER OF     7     SOLE VOTING POWER
     SHARES
  BENEFICIALLY                          0
    OWNED BY      -------------------------------------------------------------
      EACH        8     SHARED VOTING POWER
    REPORTING
   PERSON WITH                    800,641
                  -------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                                        0
                  -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                                  800,641
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            800,641
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       |_|

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.3%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

            PN
-------------------------------------------------------------------------------



CUSIP NO.  575111107                    13D                  PAGE 5 OF 12 PAGES
-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            WP Management Partners, L.L.C. 13-3891498
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) |X|
                                                                  (b) |_|
-------------------------------------------------------------------------------
3     SEC USE ONLY


-------------------------------------------------------------------------------
4     SOURCE OF FUNDS

            OO
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware, U.S.A.
-------------------------------------------------------------------------------

    NUMBER OF     7     SOLE VOTING POWER
     SHARES
  BENEFICIALLY                         0
    OWNED BY      -------------------------------------------------------------
      EACH        8     SHARED VOTING POWER
   REPORTING
   PERSON WITH                   800,641
                  -------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                                       0
                  -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                                 800,641
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            800,641
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       |_|

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.3%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

             OO
-------------------------------------------------------------------------------



CUSIP NO.  575111107                    13D                  PAGE 6 OF 12 PAGES
-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            U.S. Equity Partners, L.P.
            13-3891500
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) |X|
                                                                  (b) |_|
-------------------------------------------------------------------------------
3     SEC USE ONLY


-------------------------------------------------------------------------------
4     SOURCE OF FUNDS

            OO
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware, U.S.A.
-------------------------------------------------------------------------------

    NUMBER OF     7     SOLE VOTING POWER
     SHARES
  BENEFICIALLY                601,667
    OWNED BY      -------------------------------------------------------------
      EACH        8     SHARED VOTING POWER
    REPORTING
   PERSON WITH                      0
                  -------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                              601,667
                  -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                                    0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            601,667
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      |_|
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.4%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

            PN
-------------------------------------------------------------------------------




CUSIP NO.  575111107                    13D                  PAGE 7 OF 12 PAGES
-------------------------------------------------------------------------------

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            U.S. Equity Partners (Offshore), L.P.
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) |X|
                                                                  (b) |_|
-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS

            OO
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-------------------------------------------------------------------------------
    NUMBER OF     7     SOLE VOTING POWER
     SHARES
  BENEFICIALLY                162,945
    OWNED BY      -------------------------------------------------------------
      EACH        8     SHARED VOTING POWER
    REPORTING
   PERSON WITH                      0
                  -------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                              162,945
                  -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                                    0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            162,945
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       |_|

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.5%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

            PN
-------------------------------------------------------------------------------



                                SCHEDULE 13D

      This Amendment No. 1, which relates to the shares of common stock, no par value (the "Shares"), of Odwalla, Inc. (the "Company"), amends the statement on Schedule 13D by (the "Statement") filed by Wasserstein Perella Group, Inc. ("WPG"), WP Management Partners, L.L.C. ("WPMP"), U.S. Equity Partners, L.P. ("USEP Delaware"), and U.S. Equity Partners (Offshore), L.P. ("USEP Offshore"). This Amendment No. 1 is being filed (i) Bruce Wasserstein ("BW"), (ii) Cypress Capital Advisors, LLC ("CCAD"), (iii) Cypress Capital Assets, LP ("CCA"), (iv) WPMP, (v) USEP Delaware and (vi) USEP Offshore to report information regarding the changes in beneficial ownership of the Shares that occurred as a result of a corporate restructuring by WPG. BW, CCAD, CCA, WPMP, USEP Delaware and USEP Offshore are collectively referred to herein as the "Reporting Persons." The following items of the Statement are hereby supplemented and/or amended:

ITEM 2.  IDENTITY AND BACKGROUND.

      Item 2 of the Statement is amended as follows:

Bruce Wasserstein: BW's business address is 1301 Avenue of the Americas, New York, New York 10019 and his principal occupation is Executive Chairman of Dresdner Kleinwort Wasserstein. BW is a citizen of the United States of America. BW may be deemed to be a control person of CCAD.

Cypress Capital Advisors, LLC: CCAD is a Delaware limited liability company with its principal executive offices located at 1301 Avenue of the Americas, New York, New York 10019. The principal business of CCAD is to serve as general partner of CCA. The board of CCAD is comprised of BW, Pamela Wasserstein ("PW") and Ellis Jones ("EJ"). PW's business address is 2425 Olympic Boulevard, Santa Monica, California 90404, and her principal occupation is as an analyst at Rustic Canyon Group, a venture capital investment partnership. EJ's business address is 1301 Avenue of the Americas, New York, New York 10019 and his principal occupation is Chief Executive Officer of Wasserstein & Co., LP ("W&C"). The executive officers of CCAD are EJ, George Majoros ("GM") and Robert Mersten ("RM"). The business address of each of GM and RM is 1301 Avenue of the Americas, New York, New York 10019 and the principal occupation of each of GM and RM is to serve as executive officers of W&C. GM, RM, EJ and PW are citizens of the United States of America.

Cypress Capital Assets, LP: CCA is a Delaware limited partnership with its principal executive offices located at 1301 Avenue of the Americas, New York, New York 10019. The principal business of CCA is to own, manage, supervise and/or dispose of various investments, directly or through the control or ownership of various entities. CCA is the sole member of WPMP.

WP Management Partners, L.L.C.: WPMP is a Delaware limited liability company with its principal executive offices located at 1301 Avenue of the Americas, New York, New York 10019. The principal business of WPMP is to act as general partner of certain partnerships affiliated with CCA.

U.S. Equity Partners, L.P.: USEP Delaware is a Delaware limited partnership with its principal executive offices located at 1301 Avenue of the Americas, New York, New York 10019. The principal business of USEP Delaware is to engage in merchant banking activities. WPMP is the sole general partner of USEP Delaware.

U.S. Equity Partners (Offshore), L.P.: USEP Offshore is a Cayman Islands limited partnership with its principal executive offices located at c/o Caledonia Bank & Trust Limited, P.O. Box 1043, Georgetown, Grand Cayman, Cayman Islands, B.V.I. The principal business of USEP Offshore is to engage in merchant banking activities. WPMP is the sole general partner of USEP Offshore.

      Schedule I hereto, which is incorporated herein by reference, sets forth the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of the directors and executive officers of WPMP.

      None of the Reporting Persons and, to their knowledge, none of the persons identified in this Item 2 and Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 of the Statement is supplemented as follows:

      WPG formed CCA and spun off to its shareholders its interest in CCA on January 3, 2001. As the indirect owner of 100% of the membership interest in WPMP, CCA may be deemed to be the indirect beneficial owner of all Shares owned by USEP Delaware and USEP Offshore. BW and CCAD may be deemed to be the indirect beneficial owners of all shares owned by CCA.

      Accordingly, for the purpose of this statement BW, CCAD and CCA are each reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 601,667 shares owned by USEP Delaware and the 162,945 shares owned by USEP Offshore and WPG, as a result of its spin off to its shareholders of CCA, ceased to be a beneficial owner of the Shares.

ITEM 7.  MATERIAL TO BE FILLED AS EXHIBITS.

Exhibit 5. Joint Filing Agreement among Bruce Wasserstein, Cypress Capital Advisors, LLC, Cypress Capital Assets, LP, WP Management Partners, L.L.C., U.S. Equity Partners, L.P., and U.S. Equity Partners (Offshore), L.P.

                                SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of the other undersigned.

DATED: May 2, 2001            BRUCE WASSERSTEIN


                              /s/ Bruce Wasserstein
                              ------------------------------------------



                              CYPRESS CAPITAL ADVISORS, LLC


                              By:   /s/ Ellis B. Jones
                                    ------------------------------------
                                    Name:  Ellis B. Jones
                                    Title: President



                              CYPRESS CAPITAL ASSETS, LP

                              By:   Cypress Capital Advisors, LLC,
                                    its General Partner

                                    By:   /s/ Ellis B. Jones
                                          ------------------------------
                                          Name:  Ellis B. Jones
                                          Title: President



                              WP MANAGEMENT PARTNERS, L.L.C.


                              By:   /s/  Ellis B. Jones
                                    ------------------------------
                                    Name:  Ellis B. Jones
                                    Title: President


                              U.S. EQUITY PARTNERS, L.P.

                              By:   WP MANAGEMENT PARTNERS, L.L.C.,
                                    its sole General Partner


                                    By:   Ellis B. Jones
                                          -------------------------------
                                    Name:  Ellis B. Jones
                                    Title: Managing Partner




                              U.S. EQUITY PARTNERS (OFFSHORE), L.P.

                              By:   WP MANAGEMENT PARTNERS, L.L.C.,
                                    its sole General Partner


                                    By:   Ellis B. Jones
                                          ------------------------------
                                    Name:  Ellis B. Jones
                                    Title: Managing Partner



                                 SCHEDULE I

WP Management Partners, L.L.C.

Management Committee

Bruce Wasserstein
George L. Majoros, Jr.
W. Townsend Ziebold, Jr.

Executive Officers

Ellis B. Jones is President of WPMP
W. Townsend Ziebold, Jr. is a Vice President of WPMP
George L. Majoros is a Vice President of WPMP
Robert Mersten is a Vice President of WPMP
Ellis B. Jones is an Executive Vice President of WPMP
Anup Bagaria is a Vice President of WPMP

      See Item 2 for information with respect to Bruce Wasserstein, Ellis
B. Jones and George Majoros. Each of the other individuals listed above is a citizen of the United States of America. The business address of each such individual is 1301 Avenue of the Americas, New York, New York 10019. The principal occupation of each such individual is serving in their respective positions as executive officers of WPMP as listed by each of their names.



         AGREEMENT WITH RESPECT TO THE JOINT FILING OF SCHEDULE 13D

               The undersigned agree, in accordance with the provisions of Regulation Section 240.13d-1 (f) (1) of the Securities Exchange Act of 1934, as amended (the "Act") to the joint filing of Schedule 13D of the Act pertaining to their ownership of securities of Odwalla, Inc., a California corporation. The undersigned further agree, each person or entity on whose behalf such statement is filed is responsible for its timely filing and for the timely filing of any amendment thereto and for the completeness and accuracy of the information concerning each person or entity contained therein.

               This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

               IN WITNESS WHEREOF, the undersigned executed this Agreement this 2nd day of May, 2001.

                               BRUCE WASSERSTEIN


                              /s/ Bruce Wasserstein
                              -----------------------------------------


                              CYPRESS CAPITAL ADVISORS, LLC


                              By:   /s/ Ellis B. Jones
                                    ---------------------------------------
                                    Name:  Ellis B. Jones
                                    Title: President


                              CYPRESS CAPITAL ASSETS, LP

                              By:   Cypress Capital Advisors, LLC,
                                    its General Partner

                                    By:   /s/ Ellis B. Jones
                                          -----------------------------
                                          Name:  Ellis B. Jones
                                          Title: President


                              WP MANAGEMENT PARTNERS, L.L.C.

                              By:   /s/  Ellis B. Jones
                                    ------------------------------
                                    Name:  Ellis B. Jones
                                    Title: President


                              U.S. EQUITY PARTNERS, L.P.

                              By:   WP MANAGEMENT PARTNERS, L.L.C.,
                                    its sole General Partner


                                    By:   /s/ Ellis B. Jones
                                          -------------------------------
                                    Name:  Ellis B. Jones
                                    Title: Managing Director


                              U.S. EQUITY PARTNERS (OFFSHORE), L.P.

                              By:   WP MANAGEMENT PARTNERS, L.L.C.,
                                    its sole General Partner


                                    By:   /s/ Ellis Jones
                                          -------------------------------
                                    Name:  Ellis B. Jones
                                    Title: Managing Director